Exhibit 99.39

Aphria Announces Closing of Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Leamington, Ontario — November 7, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) is pleased to announce it has closed its short form prospectus offering, on a bought deal basis, including the exercise in full of the underwriters’ over-allotment option. A total of 12,689,675 common shares (the “Shares”) of the Company were sold at a price of $7.25 per Share, for aggregate gross proceeds of $92,000,144 (the “Offering”). The Offering was underwritten by a syndicate of underwriters led by Clarus Securities Inc. and included Cormark Securities Inc., Canaccord Genuity Corp. and PI Financial Corp (collectively, the “Underwriters”).

The net proceeds of the Offering are expected to be used in connection with the Company’s construction or acquisition of domestic production facilities, if required to support provincialism within the Cannabis Act, construction or acquisition of domestic retail facilities for distribution of cannabis under the Cannabis Act, in those provinces which may allow it, strategic investments to enhance the Company’s product offerings or cultivation capabilities and non-United States international strategic investments, including direct investment or construction or acquisition of production facilities in new markets, located in non-United States federal legal markets, all related to cannabis production facilities.

Until spent by the Company, the net proceeds of the Offering will be held as cash balances in the Company’s bank account or invested at the discretion of the Company’s Board of Directors.

The Shares were offered for sale in each of the provinces of Canada, other than the Province of Quebec, by short form prospectus, and in those jurisdictions outside of Canada and the United States which were agreed to by the Company and the Underwriters, where the Shares were issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities of Aphria Inc. in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, the use of proceeds of the Offering and the intended expansion of the Company’s facility and the anticipated timing with respect to such expansion. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.